December 21, 2015

Jim B. Rosenberg

Senior Assistant Chief Accountant

Office of Healthcare and Insurance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Elite Pharmaceuticals, Inc.

Form 10-K for the Fiscal Year Ended March 31, 2015

Filed June 15, 2015

Form 10-Q for the Quarterly Period Ended June 30, 2015

Filed August 10, 2015

Form 10-Q/A for the Quarterly Period Ended September 30, 2015

Filed November 10, 2015

File No. 001-15697

Dear Mr. Rosenberg:

Elite Pharmaceuticals, Inc. (the "Company") hereby responds to the comments contained in your November 20 2015 comment letter (the “November 2015 Letter”) concerning the above referenced Company filings. Headings and comment numbers below correspond to the headings and comment numbers in the November 2015 Letter. Please note that the Company’s response to Comment No. 6 in the November 2015 Letter also includes the Company’s further response to Comments 4 and 5 contained in the Commission’s September 25, 2015 comment letter (the September 2015 Letter”).

COMMENT NO. 1.

Form 10-K for the Fiscal Year Ended March 31, 2015

Notes to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies Revenue Recognition, page F-11

1.	Refer to our prior comment 2. Please revise your proposed disclosures to discuss your allocation of arrangement consideration to the separate units of accounting. In this regard, revise your policy that indicates that revenue is recognized when “fair value can be determined” to indicate that arrangement consideration is allocated at the inception of the arrangement based on relative selling prices. See ASC 605-25-30-2. Include a discussion of the significant factors, inputs, assumptions and methods used to determine selling price for the significant deliverables under multiple-element revenue arrangements, including whether the determination was based on vendor-specific objective evidence, third party evidence or best estimate of selling price. Refer to ASC 605-25-50-2(e).

165 Ludlow Avenue • Northvale, NJ 07647 • Ph: (201)750-2646 • Fax: (201)750-2755 www.elitepharma.com

RESPONSE.

The Company will add the following disclosure to the Revenue Recognition section of the Summary of Significant Accounting Policies footnote in future filings:

“The Company enters into licensing, manufacturing and development agreements which may include multiple revenue generating activities, including, without limitation, milestones, license fees, product sales and services. These multiple elements are assessed in accordance ASC 605-25 Revenue Recognition for Multiple-Element Arrangements in order to determine whether particular components of the arrangement represent separate units of accounting.

An arrangement component is considered to be a separate unit of accounting if the deliverable relating to the component has value to the customer on a standalone basis, and if the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item is considered probable and substantially in control of the Company.

The Company recognizes payments received pursuant to a multiple revenue agreement as revenue, only if the related delivered item(s) have stand-alone value and the fair value can be determined, with the arrangement being accordingly accounted for as a separate unit of accounting. If such delivered item(s) are considered to either not have stand-alone value, or if the fair value cannot be determined, the arrangement is accounted for as a single unit of accounting, and the payments received are recognized as revenue over the estimated period of when performance obligations relating to the item(s) will be performed.

Whenever the Company determines that an arrangement should be accounted for as a single unit of accounting, we determine the period over which the performance obligations will be performed and revenue will be recognized. If we cannot reasonably estimate the timing and the level of effort to complete our performance obligations under a multiple-element arrangement, revenues are then recognized on a straight-line basis over the period encompassing the expected completion of such obligations, with such period being reassessed at each subsequent reporting period.”

Arrangement consideration is allocated at the inception of the arrangement to all deliverables on the basis of their relative selling price (the relative selling price method). When applying the relative selling price method, the selling price of each deliverable is determined using vendor-specific objective evidence of selling price, if such exists; otherwise, third-part evidence of selling price. If neither vendor-specific objective evidence nor third-party evidence of selling price exists for a deliverable, the Company uses its best estimate of the selling price for that deliverable when applying the relative selling price method. In deciding whether we can determine vendor-specific objective evidence or third-party evidence of selling price, the Company does not ignore information that is reasonable available without undue cost and effort.

165 Ludlow Avenue • Northvale, NJ 07647 • Ph: (201)750-2646 • Fax: (201)750-2755 www.elitepharma.com

When determining the selling price for significant deliverables under a multiple-element revenue arrangement, the Company considers any or all of the following, depending on information available or information that could be reasonably available without undue cost and effort: vendor-specific objective evidence, third party evidence or best estimate of selling price. More specifically, factors considered can include, without limitation and as appropriate, size of market for specific a product, number of suppliers and other competitive market factors, forecast market shares and gross profits, barriers/time frames to market entry/launch, intellectual property rights and protections, exclusive or non-exclusive arrangements, costs of similar/identical deliverables from third parties, contractual terms, including, without limitation, length of contract, renewal rights, commercial terms, profit allocations, and other commercial, financial, tangible and intangible factors that may be relevant in the valuation of a specific deliverable.

COMMENT NO. 2.

Note 4 – Intangible Assets, page F-14

2.	Refer to your response to our prior comment 3. It appears that your direct experience with the products related to your ANDA’s is limited, with four products launched during 2015. Please provide your analysis of known or foreseeable obsolescence, demand, competition or other economic factors that would support your assertion that the ANDA’s have indefinite lives. Include in your response the date of FDA approval for the branded product the ANDA is based on, the date the product became generic, the treatment indication, and other factors supporting your conclusions. Also, please confirm whether any capitalized patent costs are related to the ANDA assets.

RESPONSE.

The FDA Orange Book lists the following in relation to our generic products:

Product	Approval Of Branded	1st Generic	Indication
Phentermine HCl 37.5mg tablet	Prior to 1982	1997	Bariatric
Phentermine HCl 15mg capsule	Prior to 1982	1983	Bariatric
Phentermine HCl 30mg capsule	Prior to 1982	1983	Bariatric
Isradipine	1990	2006	Hypertension
Hydroxyzine HCl	Prior to 1982	1986	Antihistamine / Allergy
Phendimetrazine Tartrate	Prior to 1982	Prior to 1982	Bariatric

165 Ludlow Avenue • Northvale, NJ 07647 • Ph: (201)750-2646 • Fax: (201)750-2755 www.elitepharma.com

Please note that none of the capitalized patent costs relate to ANDA’s.

With regards to the Company’s determination that the above ANDA’s are indefinitely lived, we present the following:

a.	Elite receives current demand (in the form of purchase orders) and forecast demand (in the form of forecasts that range from 1 to 3 years) from its marketing partners. This tangible data does not indicate or foresee any obsolescence, significant future impairment in demand, or other economic factors that would indicate an impairment or impending expiration of the generic products as viable commercial products. To the contrary, product sales are increasing, as demonstrated by our financial statements, and future expectations remain positive.

b.	These generic products have well established and stable markets. The Phentermines, Hydroxyzine and Phendimetrazine have all been on the market for more than 33 years and Isradipine for 25 years. We have no knowledge or evidence of any legislative actions or changes in regulatory environments that can be cited to support the determination of these product approvals being rescinded in a certain time frame.

c.	The indications for which these generic products are therapeutically relevant are widespread health concerns in the United States, as opposed to rare conditions suffered by small percentages of the population. The Company has no known or foreseeable knowledge of these indications being removed from the health issues from a large portion of the population that can be cited to support the determination of these products being impaired as a result of the indications to which they apply being no longer in existences.

d.	The Company is also not aware of any technological improvements, discoveries or new drug filings related to products that would result in significant impairment to the commercial life of our generics. In addition, the efficacy, supply and manufacture of each of these products is well established and efficient, due to their length of time and breadth in the market. While not meeting a strict definition of a commodity, they are the types of products that perform in a similar manner, albeit within the regulatory environment in which pharmaceuticals operate. The efficacy, efficiency and pricing achieved as a result of these factors provide an additional barrier to the introduction of new technologies, which would have to bear the significant costs relating to the development, filing and approval of a New Drug Application and then compete on price, supply and efficacy with these commodity type generic products.

165 Ludlow Avenue • Northvale, NJ 07647 • Ph: (201)750-2646 • Fax: (201)750-2755 www.elitepharma.com

e.	Please also refer to our comments on this topic in our prior correspondence dated October 26, 2015 which provides additional analysis on the Company’s determination being compliant with the relevant aspects of subtopic ASC-350.

COMMENT NO. 3.

Note 20 – Concentrations, page F-32

3.	Refer to your response to our prior comment 7. It appears that your revenue related to NDA’s is due to the Epic Collaborative Agreement and that you do not currently have any NDA product sales. Please provide us proposed disclosure to be included in future periodic reports of your revenue by product or group of products as required by ASC 280-10-50-40, or explain to us why it is impractical to do so. Additionally, please revise your proposed disclosure to clarify whether you manage your business as one segment or if the disaggregation of revenues between NDA and ANDA products represents two reportable segments.

RESPONSE.

The Company will add the following disclosure to the Concentrations footnote in future reports:

The Company disaggregates its product revenues into the type of marketing authorization relating to each product, specifically the following two reportable segments:

1.	ANDA’s for generic products; or
2.	NDA’s for branded products.

During the xxx and xxx months ended [DATE], the Company recognized $XXXk and $XXXk from the sale of generic products with ANDA marketing authorization, respectively. During the xxx and xxx months ended [DATE], the Company recognized $XXXk and $XXXk from the sale of generic products with NDA marketing authorization, respectively.

COMMENT NO. 4.

Note 22 – Related Party Transaction – Manufacturing and License Agreement with Epic Pharma

LLC, page F-34

4.	Refer to your response to our prior comment 8. Notwithstanding your receipt of confidential treatment for specific rates used to calculate your license fees under your license, manufacturing and development agreements, investors are entitled to an understanding of the material terms of each of your material agreements. Please revise your disclosure to provide a range of potential rates for the license fees the parties may be obligated to pay under these agreements. Please ensure that your disclosed range is within a ten per-cent range (e.g. “10-20%”, “single-digits”, “twenties”, as applicable). Please note that we are requesting disclosure of the range of potential license fees not disclosure of specific rates.

165 Ludlow Avenue • Northvale, NJ 07647 • Ph: (201)750-2646 • Fax: (201)750-2755 www.elitepharma.com

RESPONSE.

The Company will add the range of rates as requested.

COMMENT NO. 5.

Form 10-Q for the Quarterly Period Ended June 30, 2015

Notes to Condensed Consolidated Financial Statements

Note 12 – Collaborative Agreement with Epic Pharma LLC, page F-12

5.	Refer to your response to our prior comment 9. Please address the following additional comments:

•	Tell us why you do not appear to identify the exclusive license to market and sell ELI-200 in the U.S. as a deliverable under your agreement with Epic.
•	Tell us whether this license was conveyed to Epic upon execution of the agreement on June 4, 2015 and, if not, tell us when the license was or will be conveyed.
•	Although your prior research and development activities associated with ELI-200 reasonably contributed to the value inherent in the rights to ELI-200 and your ability to license these rights to Epic, explain how the past research and development activities are a deliverable and have standalone value to Epic. In this regard, as Epic only has license rights to market and sell ELI-200 it appears that the license rights are dependent upon the success of your future development services.
•	Tell us whether and how Epic can exploit its license rights prior to regulatory approval of ELI-200. Tell us whether Epic can sell its license to someone else or whether it can sublicense the rights.
•	Provide us proposed revised disclosure to be included in future periodic reports that describes your accounting for the agreement in accordance with ASC 605-25. Disclose the significant deliverables within the arrangement, the timing of delivery, the performance provisions, and whether and how separate units of accounting were identified as stipulated in ASC 605-25-50-2. In that regard, your current disclosure appears to follow disclosure requirements of ASC 605-28.

165 Ludlow Avenue • Northvale, NJ 07647 • Ph: (201)750-2646 • Fax: (201)750-2755 www.elitepharma.com

RESPONSE

The Company has investigated the matters raised in the Commission’s comment letter and during our conversations with the Staff and has determined that restatement of the Current Reports on Form 10-Q for the quarters ended June 30, 2015 and September 30, 2015 are required due to an error in accounting that was made with respect to the recording of the license fee received pursuant to the collaborative agreement with Epic Pharma LLC. Item 4.02 of Form 8-K was filed on December 4, 2015 and we are preparing the required forms 10-Q/A.

The Company’s discovery of the accounting error and determination of the proper accounting was based on the following analysis:

Deliverable Elements

Based on the Agreement and the guidance noted in:

•	Accounting Standards Codification 605-25, Revenue Recognition – Multiple Element Arrangements (“ASC 605-25”)
•	E&Y Revenue Recognition – Multiple Element Arrangements Accounting Guide – Revised May 2015 (the “Guide”)
•	Staff Accounting Bulletins Topic 13: Revenue Recognition ;

Management has determined that the Agreement contains the following deliverable elements:

•	Exclusive right to product development sales and distribution of ELI-200
•	Filing of the NDA
•	Approval of the NDA by the FDA
•	Licensing

Exclusivity Clause

As an element of the Agreement, the Company granted exclusive rights to market ELI-200 to Epic. Prior to the Agreement, the Company received interest from multiple pharmaceutical companies to obtain similar exclusive rights. The exclusive rights granted to Epic exhibit standalone value as the rights provide an opportunity for Epic to pre-market ELI-200 to their customers and also certain rights to new developments or improvements to ELI-200 beginning on the date of the Agreement. Additionally, the arrangement is substantially in control of the Company as it is an obligation of the Company to deny the rights to other parties. Lastly, the exclusive rights of the agreement are directly attributable to the value of the agreement, and without these exclusive rights, the overall value of the consideration would decrease by a significant amount.

Filing of the NDA

The Company agreed to complete research and development, clinical studies and the NDA for filing under the Agreement. The filing of the NDA represents a deliverable element as the application represents the completion of certain terms of the agreement and delivery of the NDA as denoted in Schedule B – compensation of the Agreement. The filing of the NDA has standalone value and is controlled by the Company.

Approval of the NDA

The approval of the NDA represents a deliverable element as the Agreement defines the approval as a payable event by Epic. The approval of the NDA represents efforts related to the completion of certain terms of the agreement and delivery of the approved NDA as denoted in Schedule B – compensation of the Agreement. The approval of the NDA has standalone value and is controlled by the Company.

165 Ludlow Avenue • Northvale, NJ 07647 • Ph: (201)750-2646 • Fax: (201)750-2755 www.elitepharma.com

Licensing Agreement

The Company and Epic agreed to a licensing agreement in which Epic will pay the Company 50% of net product sales, as defined therein, generated from sales of the drug to Epic’s customers. The licensing agreement is contingent upon the completion of the filing and approval of the NDA and therefore does not have value until the completion of NDA process. Once the NDA is approved and completed the licensing agreement will demonstrate standalone value as the agreement would be able to be resold to another customer.

Revenue Recognition

The Company evaluated each of the elements of the Agreement, as discussed above, to determine the revenue recognition treatment, in correlation with ASC 605, for each of the deliverable elements. Based on the Agreement, all payments are non-refundable (i.e. no right of return exists). The following table documents the timing and completion of each of the revenue recognition criteria, as defined above.

Element	Persuasive evidence of Agreement	Delivery has occurred or services rendered	Price is fixed or determinable		Collectability is reasonably assured
Exclusive Rights	At execution of Agreement	At execution of Agreement, over the Epic Exclusivity Period	$5,000,000	*	At execution of Agreement/receipt of funds
Filing of NDA	At execution of Agreement	At filing of NDA	$2,500,000	*	#
Approval of NDA	At execution of Agreement	At receipt of Approval of NDA	$7,500,000	*	#
Licensing Rights	At execution of Agreement	After approval of NDA	50% of future sales		#

*Based upon the fair value prescribed within the agreement

#Collectability will be assessed at each of these milestone periods, as delivery occurs

In addition to the evaluation above, the Company determined that revenue received for the exclusive right to the drug should be recognized ratably over the initial term of the agreement, noted within the agreement to be 5 years. As the other elements are contingent upon specific events the revenue associated with those elements would be recognized at the time of completion.

Conclusion

Based on the above, the Agreement contains four distinct deliverables, and the value assigned to each of the deliverables was defined within the Agreement. The criteria for revenue recognition in connection with the deliverables will be met as the defined events in the agreement are completed, and the revenue should be recognized accordingly. The revenue associated with the exclusive rights relates to a period of time rather than a specific event and would therefore be recognized ratably over the exclusivity period. Based upon the Agreement, the initial term of the exclusive right to product development sales and distribution is five years, unless terminated early. In the event of early termination, all exclusivity rights, privileges and licenses would terminate and revert to Elite, which would accelerate the Exclusivity Period and therefore the revenue recognized related thereto.

165 Ludlow Avenue • Northvale, NJ 07647 • Ph: (201)750-2646 • Fax: (201)750-2755 www.elitepharma.com

Disclosure

The Company is required to disclose its method for recognizing revenue within its financial statements; accordingly, the Company will include the following disclosure within its interim and annual filings:

COLLABORATIVE AGREEMENT WITH EPIC PHARMA LLC
On June 4, 2015, the Company entered into the Epic Collaborative Agreement, which provides for the exclusive right to product development sales and distribution by Epic Pharma LLC (“Epic”) of ELI-200, an abuse deterrent opioid which employs the Company’s proprietary pharmacological abuse-deterrent technology. Epic will be responsible for payment of product development costs, sales and marketing of ELI-200, and Elite will be responsible for the manufacture of the product. Under the Epic Collaborative Agreement, Epic will pay Elite non-refundable payments totaling $15 million, with such amount representing the cost of an exclusive license to ELI-200, the cost of developing the product and certain filings and a royalty based on net product sales. The initial term of the exclusive right to product development sales and distribution is five years (“Epic Exclusivity Period”); the license is renewable upon mutual agreement at the end of the initial term.

During the three months ended June 30, 2015, Elite received non-refundable payments totaling $5 million from Epic for the exclusive right to product development sales and distribution of ELI-200 pursuant to the Epic Collaborative Agreement, under which it agreed to not permit marketing or selling of ELI-200 within the United States of America to any other party. Such exclusive rights are considered a deliverable element of the Epic Collaborative Agreement pursuant to ASC 605-25, Revenue Recognition – Multiple Element Arrangements. These nonrefundable payments represent consideration for certain exclusive rights to ELI-200 and will be recognized ratably over the Epic Exclusivity Period.

Additional payments under the Epic Collaborative Agreement will be recognized as the defined elements are completed and collectability is reasonably assured.

COMMENT NO. 6. 1

Form 10-Q/A for the Quarterly Period Ended September 30, 2015

Notes to Condensed Consolidated Financial Statements

Note 12 – Reclassification of Convertible Preferred Shares, page F-13

1 The following response includes the Company’s response to Comments 4 and 5 contained in the September 2015 Letter.

165 Ludlow Avenue • Northvale, NJ 07647 • Ph: (201)750-2646 • Fax: (201)750-2755 www.elitepharma.com

6.	We acknowledge your response to our prior comments 4 and 5 and note the change of accounting highlighted in this footnote. Your change in accounting for your convertible preferred shares represents the correction of an error rather than a reclassification as a reclassification is limited to changing from one generally accepted presentation to another. As a result, please address the following:

•	Please file an Item 4.02 Form 8-K highlighting the restatement of your March 31, 2015 Form 10-K and Forms 10-Q for the quarterly periods ended September 30, 2014, December 31, 2014 and June 30, 2015 or explain to us why such filings are not required.
•	Please file amendments to your March 31, 2015 Form 10-K and Forms 10-Q for the quarterly periods ended September 30, 2014, December 31, 2014 and June 30, 2015 reflecting the restatement of your financial statements.
•	For each of the amendments identified in the previous bullet point, please ensure you label each column in your basic financial statements that reflect restated amounts as being “restated.”
•	Please file an amendment to your September 30, 2015 Form 10-Q to include disclosure of the impact to the June 30, 2015 financial statements as required by ASC 250-10-50-11.
•	Please have your auditors update their opinion on the audit of your March 31, 2015 and 2014 financial statements included in your amended Form 10-K for March 31, 2015.
•	In each of the amendments identified above, please ensure you address the following:
o	Revise your disclosure to indicate that you carry your convertible preferred stock at the maximum redemption amount not its fair value and that the associated change in carrying value is not a change in fair value. Also, indicate that increases in redemption value are charged to retained earnings or to additional paid-in capital in the absence of retained earnings. See ASC 480-10-S99-3A.14.
o	Disclose the terms, preferences and conversion features of your convertible preferred stock as originally requested in our prior comment 4.
o	Revise your report on internal controls over financial reporting to address the cause of the restatement for the periods presented.

RESPONSE.

The Company has investigated the matters raised in the September 2015 Letter and the November 2015 Letter and during our conversations with the Staff and has determined that there was an error in accounting relating to the treatment of convertible preferred shares.

The Company also has determined that these errors are not qualitatively material, pursuant to Staff Accounting Bulletin 99, Materiality (“SAB 99”) and Staff Accounting Bulletin 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (“SAB 108”). Please see Exhibit A attached hereto for the Company’s analysis of the materiality issue.

165 Ludlow Avenue • Northvale, NJ 07647 • Ph: (201)750-2646 • Fax: (201)750-2755 www.elitepharma.com

The correction of the accounting error, consists of the convertible preferred shares being classified as mezzanine equity, and changes in maximum redemption amount being charged to additional paid-in capital (due to the absence of retained earnings), while also being included in the calculation of net income available to common stockholders. This correction will be included, on a prospective basis, in the Amended Quarterly Reports on Form 10-Q/A for the periods ended June 30, 2015 and September 30, 2015 to be filed in relation to the accounting error concerning the recognition of revenue referenced in our response to comment #5 herein. The Amended Quarterly Reports will include Restatement footnotes that detail the impact to each of the applicable periods while also ensuring that each corrected column is labeled as “restated” as appropriate throughout the filings. The Company will also revise its disclosures to properly indicate that it carries the convertible preferred stock at the maximum redemption amount. Also, the Company will indicate that changes in redemption value are charged to additional paid-in capital in the absence of retained earnings in accordance with ASC 480-10-S99-3A.14. Further, the Company will disclose the terms, preferences and conversion features of its convertible preferred stock as originally requested in your prior comment 4. As the Company has determined that the errors referred to above are not material, the Company will not be filing an amended Annual Report on Form 10-K for the fiscal year ended March 31, 2005 as requested in this comment no. 6.

Lastly, the Company will be updating its disclosures within Item 4, Controls and Procedures, of the Amended Quarterly Reports in order to address the correction of the accounting errors and the associated restatements as changes in Internal Control over Financial Reporting.

As required, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert the staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments with regard to the filing, please contact me at the above address.

Very truly yours,

s/ Carter Ward

Carter, Ward, CFO

Encl.

165 Ludlow Avenue • Northvale, NJ 07647 • Ph: (201)750-2646 • Fax: (201)750-2755 www.elitepharma.com

Elite Pharmaceuticals, Inc. 165 Ludlow Avenue Northvale, New Jersey 07647

EXHIBIT A

Purpose

To document Elite Pharmaceuticals, Inc.’s (“Elite’s” or “the Company’s”) position on a change in financial reporting and disclosure of its Series B, Series C, Series D, Series E and Series I Convertible Preferred Stock (the “Preferred Shares”) in regard to the materiality of a misstatement.

Background

Elite’s Preferred Shares have been presented on its Consolidated Balance Sheets as a derivative liability. Elite elected to fair value these instruments and these instruments were measured at fair market value, using the market approach and a level 1 fair value hierarchy, on a recurring basis. Adjustments to the fair market value of the instruments were made to OTHER INCOME (EXPENSES) and classified as Change in fair value of preferred share derivatives in the Company’s Consolidated Statements of Operations.

Subsequent to Elite’s periodic financial report for the period ended June 30, 2015, it has been determined that these instruments should not have been reported as a liability and, instead, should have been reported as “Mezzanine equity” in the mezzanine equity section of the Company’s Consolidated Balance Sheets. Additionally, adjustments to the maximum redemption amount should have been recorded in Additional paid-in-capital for these Preferred Shares.

The following is the Company’s assessment of the accounting for the change/error correction.

Guidance

The Securities and Exchange Commission (the “SEC”) Staff Accounting Bulletin 99, Materiality (“SAB 99”) and Staff Accounting Bulletin 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (“SAB 108”) provide relevant guidance in applying materiality thresholds to the preparation and auditing of financial statements filed with the SEC. This guidance is also a relevant factor to be considered in relation to a registrant’s judgment about whether misstatements or omissions of items contained in prior-period financial statements are material, so as to require a restatement pursuant to ASC 250-10, Accounting Changes and Error Corrections.

SEC Staff Accounting Bulletin (“SAB”) No. 99

SAB No. 99 states that “the auditor should consider audit risk and materiality both in (a) planning and setting the scope for the audit and (b) evaluating whether the financial statements taken as a whole are fairly presented in all material respects in conformity with GAAP. The purpose of this SAB is to provide guidance to financial management and independent auditors with respect to the evaluation of the materiality of misstatements that are identified in the audit process or preparation of the financial statements (i.e. (b) above). This SAB is not intended to provide definitive guidance for assessing "materiality" in other contexts, such as evaluations of auditor independence, as other factors may apply.”

The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.

This formulation in the accounting literature is, in substance, identical to the formulation used by the courts in interpreting the federal securities laws. The Supreme Court has held that a fact is material if there is – a substantial likelihood that the fact would have been viewed by the reasonable investor as having significantly altered the "total mix" of information made available.

Under the governing principles, an assessment of materiality requires that one views the facts in the context of the "surrounding circumstances," as the accounting literature puts it, or the "total mix" of information, in the words of the Supreme Court. In the context of a misstatement of a financial statement item, while the "total mix" includes the size in numerical or percentage terms of the misstatement, it also includes the factual context in which the user of the financial statements would view the financial statement item. The shorthand in the accounting and auditing literature for this analysis is that financial management and the auditor must consider both "quantitative" and "qualitative" factors in assessing an item's materiality. Court decisions, commission rules and enforcement actions, and accounting and auditing literature have all considered "qualitative" factors in various contexts.

SEC Staff Accounting Bulletin (“SAB”) No. 108

When errors in previously-issued financial statements are identified, they must be assessed to determine whether the affected financial statements are materially misstated. Materiality analyses require significant professional judgment. The materiality analysis must consider all relevant qualitative and quantitative factors (including company/industry-specific factors).

SAB 108 requires that errors be evaluated under both the "rollover" method and the "iron curtain" method. The principal difference between these two methods lies in how income statement errors are quantified.

•	The "rollover" method quantifies income statement errors based on the amount by which the current income statement is actually misstated — including the reversing effect of any prior errors. Identified misstatements in the previous period that were not corrected need to be considered to determine the "carryover effects".

•	The "iron curtain" method quantifies income statement errors based on the amount by which the income statement would be misstated if the accumulated amount of the errors that remain in the balance sheet were corrected through the income statement of that period.

The materiality evaluation requires significant professional judgment and should consider all relevant qualitative and quantitative factors. Specifically to the information noted under guidance to SAB 99.

Analysis

Attached as Exhibit 1 is an analysis of the impact of the adjustment on the Consolidated Balance Sheet for all affected annual and interim reporting periods during the fiscal years ended March 31, 2014, 2015 and 2016.

Attached as Exhibit 2 is an analysis of the impact of the adjustment on the Consolidated Statement of Operations for all affected annual and interim reporting periods during the fiscal years ended March 31, 2014, 2015 and 2016.

The Company has classified its classes of convertible preferred stock as mezzanine equity based on the terms and conditions which contain various redemption and conversion features. The preferred stock is valued at the maximum redemption value, based on the market price of the underlying common shares on an “as converted” basis and changes in the redemption value of the shares from period to period are recorded in retained earnings, or to additional paid in capital in the absence of retained earnings, while also being included in the calculation of net income available to common shareholders.

Consideration must also be given to the impact of a restatement to the Company’s Consolidated Statements of Cash Flows. There is no impact to the Company’s Consolidated Statements of Cash Flows because the changes in redemption value are a non-cash event.

Management considered the above referenced guidance in SAB 99 & 108 as part of its assessment in determining the materiality of a 2015 restatement.

SAB 99

•	The magnitude of the restatement is not such that it is probable that the judgement of a reasonable person relying upon the report would have been changed by the correction of this item. The Company evaluated the qualitative factors that must also be taken into consideration as to what is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the correction of this particular item. In the Consolidated Statements of Operations a restatement would result in a reduction of a non-cash fair value adjustment, a change in Other Income (Expenses), and a change in Income before Provision for Income Taxes. However, there is no impact on the Company’s Loss From Operations, Net Income attributable to common shareholders or Earnings Per Share (“EPS”) as the change in the redemption value of the instrument was determined to be a deemed dividend and is added back to Net Income in the calculation of Net Income attributable to shareholders and EPS.

•	The Company determined that the restatement would also not have an effect on the Company’s Cash Flow Statement as the redemption value restatement would have no effect on Cash Used in Operations or Cash Provided by or Used in Financing Activities. A reasonable person is aware of the fleeting nature of such redemption value adjustments, that they are based on complex valuation models containing estimations; all of which may change on a regular basis based on temporary market and economic conditions. Reasonable persons are fully aware of the non-cash nature of these adjustments and would have factored in the unreliable nature of non-cash adjustments to such long-term items. Additionally, reasonable persons weigh their decisions based on operating performance, investing activities, cash flow provided by or used in operation, the ability to predict future cash flows, etc. Based on the items impacted, it is not considered probable that a reasonable person’s judgment would be unduly influenced.

•	There is not a substantial likelihood that the restatement would have been viewed by a reasonable investor as having significantly altered the “total mix” of information available; the reclassification of the instruments and adjustments of the fair value of the instruments recorded in conjunction with the Preferred Shares reduces total liabilities and other income and creates additional equity. The cash flows from operations of the Company remained unchanged and are unaffected by this restatement.

SAB 108

•	A restatement would have an impact on both the Consolidated Statements of Operations and the Consolidated Balance Sheets for all annual and interim reporting periods as presented in the Exhibits attached hereto. In addition, there would be no impact to the Consolidated Statement of Cash Flows.

o	For each reporting period, the change in the redemption value of the Preferred Shares would be removed from Other Income (Expense), but there would be no change in Loss from Operations.

o	The reclassification of the change in the redemption value of preferred share derivatives, previously recorded as Other Income (expense), to equity will have a direct effect on the Company’s reported Net Income. However the change in the value of the instruments is added back as a deemed dividend in the calculation of Net Income attributable to shareholders and EPS and the restatement will not result in a change in Basic and Diluted EPS.

o	Long Term Liabilities would be decreased and Equity would increase by the redemption value of the instruments for each reporting period. Future redemption value adjustments would be made to Equity resulting in no net change in future periods

Conclusion

The impact of the above noted adjustments, are not considered to be material to a reasonable investor, to the previously issued annual and interim unaudited consolidated financial statements, based on the fact that, qualitatively, there is not a substantial likelihood that this misstatement would be viewed by a reasonable investor as having significantly altered their decision to invest, and given that there is no effect on the following:

Assets	Operating Revenues

Current Liabilities	Operating Expenses

Working Capital	Income (Loss) from Operations

Total Equity	Net Income Available to Shareholders

Basic Earnings per Share	Diluted Earnings per Share

Cash Flow from Operations	Investing Cash Flows

Financing Cash Flows	Total Changes in Cash

The noted adjustments effect the balance sheet by reducing long term liabilities, with an equal increase in mezzanine equity. The adjustments also effect other revenues (expenses) and accordingly net income, but the amount by which these line items are effected is then added back to net income when determining the net income available to shareholders. There is therefore no effect on net income available to shareholders or earnings per share.

Based on these facts and the above analysis, the Company has determined that the impact of these adjustments are not material to the previously issued annual and interim unaudited consolidated financial statements using the guidance of SEC Staff Accounting Bulletin ("SAB”) No. 99 and 108 and therefore will address the adjustments via footnote disclosure within its Amended Forms 10-Q for the periods ended June 30, 2015 and September 30, 2015 and subsequent reports, as appropriate, and will update all historical financial matter accordingly.

EXHIBIT 1
Effects of Derivative Reclassification on Balance Sheet

Item	As of March 31, 2014 as Previously Reported	As of March 31, 2014 as Corrected	Difference Increase (Decrease)
Current Assets	9,924,759	9,924,759	-
Current Liabillities	6,160,823	6,160,823	-
Working Capital	3,763,936	3,763,936	-
Total Assets	24,317,717	24,317,717	-
Long Term Liabilities	99,355,050	38,373,480	(60,981,570)
Total Liabilities	105,515,873	44,534,303	(60,981,570)
Mezzanine Equity: Convertible Preferred Stock	-	60,981,570	60,981,570
Additional Paid In Capital	143,555,091	65,750,781	(77,804,310)
Accumulated Deficit	(225,006,649)	(147,202,339)	77,804,310
Total Equity	(81,198,156)	(81,198,156)	-
Total Liabilities, Mezzanine Equity and Equity	24,317,717	24,317,717	-

Item	As of June 30, 2014 as Previously Reported	As of June 30, 2014 as Corrected	Difference Increase (Decrease)
Current Assets	12,081,538	12,081,538	-
Current Liabillities	7,311,961	7,311,961	-
Working Capital	4,769,577	4,769,577	-
Total Assets	23,968,288	23,968,288	-
Long Term Liabilities	101,105,811	37,816,026	(63,289,786)
Total Liabilities	108,417,773	45,127,987	(63,289,786)
Mezzanine Equity: Convertible Preferred Stock	-	63,289,786	63,289,786
Additional Paid In Capital	144,697,772	64,585,246	(80,112,526)
Accumulated Deficit	(229,408,458)	(149,295,933)	80,112,526
Total Equity	(84,449,485)	(84,449,485)	-
Total Liabilities, Mezzanine Equity and Equity	23,968,288	23,968,288	-

EXHIBIT 1
Effects of Derivative Reclassification on Balance Sheet

Item	As of Sept 30, 2014 as Previously Reported	As of Sept 30, 2014 as Corrected	Difference Increase (Decrease)
Current Assets	11,711,449	11,711,449	-
Current Liabillities	3,806,106	3,806,106	-
Working Capital	7,905,343	7,905,343	-
Total Assets	23,889,157	23,889,157	-
Long Term Liabilities	75,446,008	29,560,294	(45,885,714)
Total Liabilities	79,252,114	33,366,399	(45,885,714)
Mezzanine Equity: Convertible Preferred Stock	-	45,885,714	45,885,714
Additional Paid In Capital	152,380,766	87,399,811	(64,980,954)
Accumulated Deficit	(208,028,634)	(143,047,680)	64,980,954
Total Equity	(55,362,957)	(55,362,957)	-
Total Liabilities, Mezzanine Equity and Equity	23,889,157	23,889,157	-

Item	As of Dec 31, 2014 as Previously Reported	As of Dec 31, 2014 as Corrected	Difference Increase (Decrease)
Current Assets	13,185,674	13,185,674	-
Current Liabillities	4,354,908	4,354,908	-
Working Capital	8,830,765	8,830,765	-
Total Assets	25,701,249	25,701,249	-
Long Term Liabilities	51,885,619	19,599,905	(32,285,714)
Total Liabilities	56,240,527	23,954,813	(32,285,714)
Mezzanine Equity: Convertible Preferred Stock	-	32,285,714	32,285,714
Additional Paid In Capital	156,170,459	104,789,504	(51,380,954)
Accumulated Deficit	(187,011,860)	(135,630,905)	51,380,954
Total Equity	(30,539,278)	(30,539,278)	-
Total Liabilities, Mezzanine Equity and Equity	25,701,249	25,701,249	-

EXHIBIT 1
Effects of Derivative Reclassification on Balance Sheet

Item	As of March 31, 2015 as Previously Reported	As of March 31, 2015 as Corrected	Difference Increase (Decrease)
Current Assets	12,330,683	12,330,683	-
Current Liabillities	5,069,098	5,069,098	-
Working Capital	7,261,585	7,261,585	-
Total Assets	25,920,278	25,920,278	-
Long Term Liabilities	55,582,268	20,582,268	(35,000,000)
Total Liabilities	60,651,366	25,651,366	(35,000,000)
Mezzanine Equity: Convertible Preferred Stock	-	35,000,000	35,000,000
Additional Paid In Capital	161,021,568	106,926,328	(54,095,240)
Accumulated Deficit	(196,076,975)	(141,981,735)	54,095,240
Total Equity	(34,731,088)	(34,731,088)	-
Total Liabilities, Mezzanine Equity and Equity	25,920,278	25,920,278	-

Item	As of June 30, 2015 as Previously Reported	As of June 30, 2015 as Corrected	Difference Increase (Decrease)
Current Assets	15,784,991	15,784,991	-
Current Liabillities	3,364,656	3,364,656	-
Working Capital	12,420,335	12,420,335	-
Total Assets	29,912,053	29,912,053	-
Long Term Liabilities	41,870,188	13,298,759	(28,571,429)
Total Liabilities	45,234,844	16,663,415	(28,571,429)
Mezzanine Equity: Convertible Preferred Stock	-	28,571,429	28,571,429
Additional Paid In Capital	164,323,451	116,656,782	(47,666,669)
Accumulated Deficit	(179,999,417)	(132,332,748)	47,666,669
Total Equity	(15,322,791)	(15,322,791)	(0)
Total Liabilities, Mezzanine Equity and Equity	29,912,053	29,912,053	(0)

EXHIBIT 2
Effects of Derivative Reclassification on P&L Statement

Item	Year Ended March 31, 2014 as Previously Reported	Year Ended March 31, 2014 as Corrected	Difference Increase (Decrease)
Operating Revenues	4,601,377	4,601,377	-
Costs of Revenue	3,236,101	3,236,101	-
Gross Profit	1,365,276	1,365,276	-
Operating Expenses	6,648,897	6,648,897	-
Income (Loss) from Operations	(5,283,621)	(5,283,621)	-
Other Income (Expense)	(91,288,547)	(35,974,173)	55,314,373.8
Pre-Tax Income (Loss)	(96,572,168)	(41,257,794)	55,314,373.8
Net Income (Loss)	(96,575,267)	(41,260,893)	55,314,373.8
Net Income (Loss) Attributable to Common Shareholders	(96,575,267)	(96,575,267)	-
Basic EPS	$(0.21)	$(0.21)	-
Diluted EPS	$(0.21)	$(0.21)	-

Item	Quarter Ended June 30, 2014 as Previously Reported	Quarter Ended June 30, 2014 as Corrected	Difference Increase (Decrease)
Operating Revenues	1,161,682	1,161,682	-
Costs of Revenue	728,530	728,530	-
Gross Profit	433,152	433,152	-
Operating Expenses	4,864,426	4,864,426	-
Income (Loss) from Operations	(4,431,274)	(4,431,274)	-
Other Income (Expense)	26,216	2,334,432	2,308,216
Pre-Tax Income (Loss)	(4,405,058)	(2,096,842)	2,308,216
Net Income (Loss)	(4,401,810)	(2,093,594)	2,308,216
Net Income (Loss) Attributable to Common Shareholders	(4,401,810)	(4,401,810)	-
Basic EPS	$(0.01)	$(0.01)	-
Diluted EPS	$(0.01)	$(0.01)	-

EXHIBIT 2
Effects of Derivative Reclassification on P&L Statement

Item	Quarter Ended Sept 30, 2014 as Previously Reported	Quarter Ended Sept 30, 2014 as Corrected	Difference Increase (Decrease)
Operating Revenues	1,256,417	1,256,417	-
Costs of Revenue	681,669	681,669	-
Gross Profit	574,748	574,748	-
Operating Expenses	4,636,084	4,636,084	-
Income (Loss) from Operations	(4,061,337)	(4,061,337)	-
Other Income (Expense)	25,441,161	10,309,590	(15,131,571)
Pre-Tax Income (Loss)	21,379,824	6,248,253	(15,131,571)
Net Income (Loss)	21,379,824	6,248,253	(15,131,571)
Net Income (Loss) Attributable to Common Shareholders	21,379,824	21,379,824	-
Basic EPS	$0.04	$0.04	-
Diluted EPS	$(0.01)	$(0.01)	-

Item	Quarter Ended Dec 31, 2014 as Previously Reported	Quarter Ended Dec 31, 2014 as Corrected	Difference Increase (Decrease)
Operating Revenues	1,362,901	1,362,901	-
Costs of Revenue	699,654	699,654	-
Gross Profit	663,247	663,247	-
Operating Expenses	3,220,557	3,220,557	-
Income (Loss) from Operations	(2,557,310)	(2,557,310)	-
Other Income (Expense)	23,574,084	9,974,084	(13,600,000)
Pre-Tax Income (Loss)	21,016,774	7,416,774	(13,600,000)
Net Income (Loss)	21,016,774	7,416,774	(13,600,000)
Net Income (Loss) Attributable to Common Shareholders	21,016,774	21,016,774	-
Basic EPS	$0.03	$0.03	-
Diluted EPS	$(0.00)	$(0.00)	-

EXHIBIT 2
Effects of Derivative Reclassification on P&L Statement

Item	Year Ended March 31, 2015 as Previously Reported	Year Ended March 31, 2015 as Corrected	Difference Increase (Decrease)
Operating Revenues	5,015,246	5,015,246	-
Costs of Revenue	3,013,592	3,013,592	-
Gross Profit	2,001,654	2,001,654	-
Operating Expenses	18,508,625	18,508,625	-
Income (Loss) from Operations	(16,506,971)	(16,506,971)	-
Other Income (Expense)	45,433,396	21,724,326	(23,709,070)
Pre-Tax Income (Loss)	28,926,426	5,217,356	(23,709,070)
Net Income (Loss)	28,929,674	5,220,604	(23,709,070)
Net Income (Loss) Attributable to Common Shareholders	28,929,674	28,929,674	-
Basic EPS	$0.05	$0.05	-
Diluted EPS	$(0.02)	$(0.02)	-

Item	Quarter Ended June 30, 2015 as Previously Reported	Quarter Ended June 30, 2015 as Corrected	Difference Increase (Decrease)
Operating Revenues	2,163,105	2,163,105	-
Costs of Revenue	1,196,968	1,196,968	-
Gross Profit	966,137	966,137	-
Operating Expenses	3,372,646	3,372,646	-
Income (Loss) from Operations	(2,406,509)	(2,406,509)	-
Other Income (Expense)	13,570,150	7,141,578	(6,428,571)
Pre-Tax Income (Loss)	11,163,641	4,735,070	(6,428,571)
Net Income (Loss)	11,160,891	4,732,320	(6,428,571)
Net Income (Loss) Attributable to Common Shareholders	11,160,891	11,160,891	-
Basic EPS	$0.02	$0.02	-
Diluted EPS	$0.00	$0.00	-

Note: June 2015 quarterly amounts only reflect the effect of restatement relating to convertible preferred shares

The above table does not reflect effect of restatement relating to revenue recognition of $5 million license fee.